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                                                                    Exhibit 99.1


(GE LOGO)                        PRESS RELEASE          (VIVENDI UNIVERSAL LOGO)


              GENERAL ELECTRIC AND VIVENDI UNIVERSAL SIGN AGREEMENT
                TO MERGE NBC AND VIVENDI UNIVERSAL ENTERTAINMENT

NOTE: GE and Vivendi Universal will hold conference calls and webcasts for investors at 9:30AM GMT and 11:30AM respectively: from France, dial 01 70 70 81 78 access code 229027, outside of France, dial +44 (0) 207 019 9504, access code 776989. GE call information and charts will be available at www.ge.com/investor. Vivendi Universal call information and charts will be available at http://www.vivendiuniversal.com and http://finance.vivendiuniversal.com. Photos and bios of GE, NBC and Vivendi Universal executives are available at www.nbcmv.com and www.vivendiuniversal.com.

NEW YORK, PARIS, OCTOBER 8, 2003 - General Electric (NYSE: GE) and Vivendi Universal (Paris Bourse: EX, NYSE: V) announced today that they have signed a definitive agreement for the merger of NBC and Vivendi Universal Entertainment
(VUE). The new company, to be called NBC Universal, will be 80%-owned by GE, with 20% held by the shareholders of Vivendi Universal Entertainment.

The merger will create one of the world's most profitable and fastest-growing media companies, with an estimated value of $43 billion. NBC Universal will be led by Bob Wright, vice chairman of GE and chairman and CEO of NBC, and will offer consumers and advertisers broad reach, compelling brands, and superior operational expertise. The new company's assets will include:

      - The No. 1-ranked NBC Television Network, with success in all dayparts and the franchise assets of NBC News and NBC Sports.

      - Universal Pictures, a world leader in the production and distribution of motion pictures, with a library of more than 5,000 films, including To Kill a Mockingbird, E.T., Jaws, and Jurassic Park.

      - Television production studios NBC Studios and Universal Television, two well-known producers and distributors of television programming worldwide. Their combined libraries comprise more than 32,000 TV episodes covering the entire span of network television, from classic Westerns like The Virginian to dramas such as The Rockford Files and Law & Order to situation comedies like Leave It to Beaver and Just Shoot Me.

      - A portfolio of successful cable networks, including USA Network, Sci-Fi Channel, CNBC, MSNBC (jointly owned with Microsoft), Bravo, and Trio.

      - The NBC TV stations group, with 10 of its 14 owned-and-operated stations No. 1 or No. 2 in their markets.

      - Spanish-language TV broadcaster Telemundo and its 15 Telemundo stations, which reach 91% of Hispanic TV households in the United States.

      -     Interests in five theme parks.
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Jeff Immelt, Chairman and CEO of GE, said: "With this merger, NBC will stay in the forefront of the fundamental changes taking place in television and other media. The new NBC Universal will have the assets, the management team and the operating focus to prosper in a digital world and enhance value for GE and Vivendi Universal shareowners. This deal demonstrates GE's commitment to be a global leader in technology and customer focus."

Bob Wright said: "This agreement is a significant milestone in the history of both NBC and General Electric. The combination of GE's and Vivendi Universal's respective media assets into a dynamic new company considerably strengthens our capabilities as a content provider and packager and sets the stage for long-term growth."

Jean-Rene Fourtou, Chairman and CEO of Vivendi Universal, said: "This is a very good agreement for Vivendi Universal's shareholders, both in terms of value creation and the reduction of our debt. This transaction will significantly lower Vivendi Universal's debt, which by the end of 2004, should be below E5 billion. The creation of NBC Universal will strengthen and safeguard our U.S. assets and the alliance will greatly benefit Vivendi Universal. The agreement has been built as part of a lasting partnership, and our shared willingness to cooperate will lead to innovative commercial agreements in the media sector. This agreement will consolidate our media and telecommunications company. By the end of next year, Vivendi Universal will be a profitable company with a low level of debt, and our teams will be motivated by the new prospects for growth."

On a pro forma basis, the new company is projected to have 2003 revenues of more than $13 billion from a diverse group of complementary assets, annual EBITDA of nearly $3 billion, and the highest operating margins of any major television media company in the United States.

As part of the transaction, the shareholders of Vivendi Universal Entertainment are expected to receive at closing their allocable share of $3.8 billion of cash consideration, of which Vivendi Universal, as 86% owner of VUE, is expected to receive approximately $3.3 billion. GE intends to issue GE common stock at or prior to closing to fund the cash portion of the transaction. In addition, NBC Universal will assume approximately $1.7 billion of debt. Beginning in 2006, Vivendi Universal will have the option to begin monetizing its ownership interest at fair market value. The companies have identified $400 million to $500 million in potential synergies, including both cost savings and revenue growth. Vivendi Universal will hold three out of 15 seats on the board of directors of NBC Universal.

The merger is subject to customary approvals from various regulatory agencies. The companies anticipate completing the transaction in the first half of 2004.

Citigroup and Goldman, Sachs & Co. are serving as financial advisors to Vivendi Universal. BNP-Paribas and SG Corporate & Investment Banking are also serving as financial advisors with the mandate to deliver a fairness opinion. Weil, Gotshal & Manges is serving as legal counsel to Vivendi Universal.


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Credit Suisse First Boston and AGM Partners are serving as financial advisors to
General Electric and NBC. Debevoise & Plimpton is serving as legal counsel to General Electric and NBC.

Caution Concerning Forward-Looking Statements

This press release (and oral statements made regarding the subjects of this release, including on the conference call announced herein) contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger of NBC and VUE, including financial and operating results and estimates, synergy and margin benefits and any accretion to reported earnings that may be realized from the merger; GE's and Vivendi Universal's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) satisfaction of the conditions specified in the transaction agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (2) the ability to successfully combine the businesses of NBC and VUE; (3) the realization of revenue and cost synergy benefits from the proposed transaction; (4) operating costs and business disruption following the merger, including adverse effects on relationships with employees; (5) changes in the stock market and interest rate environment that affect revenues; and (6) competition. Neither GE nor Vivendi Universal undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

CONTACTS:

GE/NBC:

Media Relations

Patricia Steele, NBC, 212-664-7142
Cory Shields, NBC, 212-664-3457
David Frail, General Electric, 203-373-3387

Investor Relations

Rich Wacker, 203-373-2468
Joanna Morris, 203-373-2472

VIVENDI UNIVERSAL:

Media Paris
Antoine Lefort +33 (0) 1 71 71 11 80
Agnes Vetillart +33 (0) 1 71 71 30 82
Alain Delrieu +33 (0) 1 71 71 10 86

Investor Relations Paris
Daniel Scolan +33 (0) 171 71 32 91
Laurence Daniel +33 (0) 1 71 71 12 33

New York
Eileen McLaughlin 212-572-1334


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